EXHIBIT 12.1
APACHE CORPORATION
STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In Thousands)

	Nine Months Ended
	September 30,
	2010	2009	2009	2008	2007	2006	2005
EARNINGS (LOSS)
Pretax income (loss) from continuing operations	$3,938,136	$(796,102)	$326,391	$932,392	$4,672,612	$4,009,595	$4,206,254
Add: Fixed charges excluding capitalized interest	207,648	209,093	285,816	214,288	258,221	178,399	138,399

Adjusted Earnings (Loss)	$4,145,784	$(587,009)	$612,207	$1,146,680	$4,930,833	$4,187,994	$4,344,653

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
Interest expense including capitalized interest (1)	$237,323	$233,137	$309,619	$280,457	$308,235	$217,454	$175,419
Amortization of debt expense	10,318	4,173	5,553	3,689	3,310	2,048	3,748
Interest component of lease rental expenditures (2)	24,366	17,108	31,197	24,306	22,424	20,198	16,220

Fixed charges	272,007	254,418	346,369	308,452	333,969	239,700	195,387

Preferred stock dividend requirements (3)	22,309	3,897	12,105	7,438	9,437	8,922	9,105

Combined Fixed Charges and Preferred Stock Dividends (1)	$294,316	$258,315	$358,474	$315,890	$343,406	$248,622	$204,492

Ratio of Earnings to Fixed Charges	15.24	—	1.77	3.72	14.76	17.47	22.24

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	14.09	—	1.71	3.63	14.36	16.84	21.25

(1)	Interest expense related to the provisions for uncertainty in income taxes under ASC Topic 740, “Income Taxes,” is not included in the computation of ratios of earnings to fixed charges and combined fixed charges and preferred stock dividends.

(2)	Represents the portion of rental expense assumed to be attributable to interest factors of related rental obligations determined at interest rates appropriate for the period during which the rental obligations were incurred. Approximately 32 to 34 percent applies to rental payments for all periods presented.

(3)	The Company does not receive a tax benefit for its preferred stock dividends. This amount represents the pre-tax earnings that would be required to cover its preferred stock dividends.